Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands, except ratio computation)

	Three Months Ended	Year Ended December 31,
	March 31, 2012	2011	2010	2009	2008	2007
Pretax income from continuing operations before adjustment for noncontrolling interest	$9,453	$25,385	$8,363	$62,201	$28,430	$35,375

Adjustments
Equity in loss (income) of unconsolidated joint ventures	188	(4,829)	116	88	(108)	—
Fixed Charges	19,434	89,929	82,090	76,400	65,413	71,985
Distributed income of equity investees	724	1,465	346	371	171	—
Capitalized interest	(1,143)	(2,273)	(2,244)	(1,430)	(2,934)	(3,194)

Earnings as Defined	$28,656	$109,677	$88,671	$137,630	$90,972	$104,166

Fixed Charges
Interest expense	$18,470	$84,246	$75,104	$71,229	$62,752	$69,209
Capitalized interest	1,143	2,273	2,244	1,430	2,934	3,194
(Accretion) amortization of debt (premiums) discounts, net	(774)	1,178	2,818	2,221	(1,902)	(2,102)
Amortization of loan fees	595	2,232	1,924	1,520	1,629	1,684

Fixed Charges	$19,434	$89,929	$82,090	$76,400	$65,413	$71,985

Ratio of earning to Fixed Charges	1.47	1.22	1.08	1.80	1.39	1.45